UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 333-279752

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On December 4, 2024, Linkers Industries Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with R. F, Lafferty & Co., Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,900,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a price of $4 per share. The Company’s Registration Statement on Form F-1 (File No. 333-279752) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on December 3, 2024.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, nomination committee charter and compensation committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy and a whistleblower policy, copies of which are attached as Exhibit 99.5 and 99.6 hereto, respectively, and incorporated herein by reference.

On December 5, 2024, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

On December 6, 2024, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
99.1*	Form of Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Nominating and Corporate Governance Committee
99.4*	Form of Charter of the Compensation Committee
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Press Release, dated December 5, 2024
99.8	Press Release, dated December 6, 2024

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: December 10, 2024	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

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